Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of SilverCrest Metals Inc. of our report dated March 25, 2021, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting,which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10/A (No. 333-235332) of SilverCrest Metals Inc. of our report dated March 25, 2021, referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia
Canada
March 25, 2021

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.